

Mail Stop 3561

April 6, 2010

Shane Whittle
President, Treasurer, Secretary and Director
Marley Coffee Inc.
357 South Fairfax Avenue, Suite 321
Los Angeles, CA 90036

> **Re: Marley Coffee Inc.**
> **Amendment No. 3 to**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 22, 2010**
> **File No. 000-52161**

Dear Mr. Whittle:

We have reviewed your letter dated March 22, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended January 31, 2009

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1. We note your response to our prior comment three and the related revisions to your filing. Your disclosure states that your "principal executive and financial officers

concluded that [your] disclosure controls and procedures are effective to ensure the information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed and reported within the time periods specified in the SEC's rules and forms." In future filings, including any amendments to this Form 10-K, please confirm you will revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

2. We reviewed your response to our prior comment three. Your response indicates that you inaccurately concluded that your disclosure controls and procedures were effective, yet your disclosure in your amended Form 10-K indicates your disclosure controls and procedures were effective. Please reconcile this apparent inconsistency. In addition, if you continue to believe that your disclosure controls and procedures were effective, tell us how management's failure to provide the disclosure required by Item 307 of Regulation S-K impacts your conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of January 31, 2009 and any remediation plans that have been or will be enacted.

Section 302 Certifications

3. We note your response to our prior comment six. However, it does not appear your Section 302 certifications comply with the language required by Item 601(31) of Regulation S-K as reference should be made to "the registrant" rather than "the small business issuer" throughout the certifications. Please confirm in future filings, including any amendments to this Form 10-K, that you will revise your Section 302 certifications to address this matter.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Reynolds at (202) 551-3790.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Shane Whittle
        Fax: (888) 711-9873